Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary (1)	Jurisdiction of Incorporation or Organization
Odyssey Marine, Inc.	Florida

Odyssey Marine Services, Inc.	Nevada

OVH, Inc.	Nevada

Odyssey Retriever, Inc.	Nevada

Marine Exploration Holding, Llc.	Nevada

Odyssey Marine Entertainment, Inc.	Nevada

Odyssey Marine Management, Ltd.	Bahamas

Oceania Marine Operations S.R.L.	Panama

Odyssey Marine Enterprises, Ltd.	Bahamas

Oceanica Resources, S. de. R.L. (2)	Panama

Exploraciones Oceanicas, S. de R.L. De C.V. (3)	Mexico

Aldama Mining Company, S. De R.L. De C.V.	Mexico

Telemachus Minerals, S. De R.L. De C.V.	Mexico

(1)	Except as otherwise indicated, the Registrant directly or indirectly holds all of the outstanding equity interests of each subsidiary.
(2)	The Registrant holds an indirect [53.89%] interest in this company.
(3)	The Registrant holds an indirect [53.88%] interest in this company.